January 24, 2020

Daniel J. Durn
Chief Financial Offier
APPLIED MATERIALS INC /DE
3050 Bowers Avenue
P.O. Box 58039
Santa Clara, CA 95052

       Re: APPLIED MATERIALS INC /DE
           Form 10-K for the fiscal year ended October 27, 2019
           File No. 000-06920

Dear Mr. Durn:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended October 27, 2019

Financial Statements
Consolidated Statements of Operations, page 61

1. Based on your disclosures under Business, including the discussion of your reportable segments, please explain to us your consideration of the disclosure requirements of Rule
      5-03(b)(1)(d) and Rule 5-03(b)(2)(d) of Regulation S-X.
Note 1 Summary of Significant Accounting Policies, page 66

2.    In regard to your adoption of ASC 606, please address the following:
        We note your disclosure under identifying the performance obligations that service agreements are one performance obligation. Please more fully explain the nature of the products and services transferred in these agreements and provide us your analysis regarding how you determined that the products and services in these agreements should be combined. Refer to ASC 606-10-25-19 through 22. Daniel J. Durn
APPLIED MATERIALS INC /DE
January 24, 2020
Page 2
              We note your disclosures under payment terms that "terms vary by contract",
              "generally, the majority of payments are due within a certain number of days from shipment of goods or performance of service", and "the remainder is typically due upon customer technical acceptance". Based on your other disclosures, it is not clear if or how customer acceptance provisions impact when you recognize revenue.
              Please explain the nature of these customer acceptance provisions and how you considered if and how they affect your determination of when your customer obtains control of products or services. Refer to ASC 606-10-25-30(e) and ASC 606-10-55-
              86 and 55-87.
              Please explain your consideration of providing disaggregated disclosures for revenue recognized at a point in time and over time based on the provisions of ASC 606-10-
              50-5 and ASC 606-10-55-89 through 55-91.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact SiSi Cheng at 202-551-5004 or Anne Mcconnell at 202-551-3709 if
you have any questions.



FirstName LastNameDaniel J. Durn                              Sincerely,
Comapany NameAPPLIED MATERIALS INC /DE
                                                              Division of
Corporation Finance
January 24, 2020 Page 2                                       Office of
Manufacturing
FirstName LastName